As confidentially submitted to the Securities and Exchange Commission on September 30, 2026.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Robin Energy Ltd.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
3036 Limassol
Cyprus
+ 357 25 357 769
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue
Newark, Delaware 19711
Tel: +1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Finnbarr Murphy, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 459-7257	Matthew Bernstein, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2026
PRELIMINARY PROSPECTUS
     Units, Each Unit Consisting of One Common Share or One Pre-funded Warrant to
Purchase One Common Share
and One Class A Warrant to Purchase One Common Share
(and Common Shares Underlying the Pre-funded Warrants and Class A Warrants)

Robin Energy Ltd.
This is a firm-commitment public offering of      units of Robin Energy Ltd. (the “Company,” “we,” “our” or “us”). We are offering      units (“Units”), each Unit consisting of one share of our common shares, par value $0.001 per share (“Common Shares”) and one Class A Warrant (each, a “Warrant”) to purchase one Common Share, at an assumed public offering price of $     per Unit, based upon the closing price of our Common Shares on the Nasdaq Capital Market on     , 2026.
The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. We are also offering to each purchaser of Units that would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant in lieu of one Common Share (each, a “Pre-funded Warrant”), and one Warrant. Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Common Share, minus $0.001, and the exercise price of each Pre-funded Warrant will be $0.001 per Common Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a Common Share we are offering will be decreased on a one-for-one basis.
Each Warrant will be immediately exercisable upon issuance, subject to certain beneficial ownership limitations, at an initial exercise price equal to 100% of the public offering price of each Unit in this offering and will expire one (1) year after the issuance date. The exercise price for the Warrants will be adjusted downward on each of the 2nd and 5th trading day following the closing of this offering (each, a “Reset Date”) to the price that is equal to 70% and 50%, respectively, of the initial exercise price (each, a “Reset Price”), and the number of Common Shares underlying the Warrants will be proportionally increased, as further described herein. The Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Common Shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Warrant and (y) 2.0. Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive one Common Share when the holder could instead choose the zero cash exercise option and pay no cash to receive more Common Shares than they would receive if they paid the exercise price. In such a case, we believe it is likely we will not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants. The Warrants also contain certain anti-dilution protections, as further described herein. Please see the section of this prospectus entitled “Description of the Securities We Are Offering” for further information.
As an example, for each Unit that an investor purchases in this offering at the assumed public offering price of $     per Unit, the investor will receive one Common Share and one Warrant to purchase one Common Share at an assumed exercise price of $     per Common Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of      Common Shares at an exercise price of $     per Common Share, assuming the public offering price per Unit is equal to the closing price of our Common Shares on the Nasdaq Capital Market immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into      Common Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of      Common Shares at an exercise price of $     per Common Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into      Common Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of      shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. In addition, we have granted the Underwriter an option exercisable within 45 days of the date of this prospectus to purchase from us up to      additional Common Shares and/or up to      Warrants to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase      Warrants and all such Warrants are exercised on a zero cash basis, a maximum of      shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of      shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.
Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RBNE.” On     , 2026, the last reported sale price of our Common Shares on Nasdaq was $     per share. All Common Share, Pre-funded Warrant and Warrant numbers are based on an assumed combined public offering price of $     per Unit. The actual combined public offering price per Unit will be determined between us and Maxim Group LLC (“Maxim” or the “Underwriter”), based on market conditions at the time of pricing, and may be at a discount to the current market price of our Common Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.
There is no established trading market for the Pre-funded Warrants or the Warrants, and we do not expect an active trading market to develop. We do not intend to list the Pre-funded Warrants or the Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.
We qualify as an “emerging growth company” as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, as such, we may elect to comply with certain reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
The Common Shares sold in this offering include preferred stock purchase rights which trade with the Common Shares and are also being registered under the registration statement of which this prospectus forms a part. We are also registering the Common Shares included in the Units and the Common Shares issuable from time to time upon exercise of the Pre-funded Warrants and Warrants offered hereby.

We have a multi-class capital structure consisting of Common Shares, Series A Preferred Shares and Series B Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Our Series A Preferred Shares have no voting rights, subject to limited exceptions, however each Series A Preferred Share has a stated amount of $25.00 per share, and each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on April 14, 2027, to convert, in whole or in part but not in an amount less than 40,000 Series A Preferred Shares, the Series A Preferred Shares beneficially held by such holder into our Common Shares at the applicable conversion price then in effect. The issuance of additional Common Shares upon the potential conversion of our Series A Preferred Shares could dilute the interests of our common shareholders and affect the trading price for our Common Shares. Each Series B Preferred Share has the voting power of 100,000 Common Shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to maintain a substantially identical voting interest in us following the occurrence of certain events. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series B Preferred Shares, holders of our Series B Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. Please see the section of this prospectus entitled “Description of Capital Stock” for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares. 40,000 Series B Preferred Shares have been issued to Pelagos Holdings Corp. (“Pelagos”), a company controlled by our Chairman and Chief Executive Officer, Mr. Petros Panagiotidis. The Series B Preferred Shares beneficially held by Mr. Panagiotidis represent 99.9% of the aggregate voting power of our total issued and outstanding share capital as of the date hereof. Because Mr. Panagiotidis beneficially owns the majority of our voting power, he has the ability to control us and our affairs, including, among other matters, the election of our board of directors (the “Board”) and, as a result, the ability of our common shareholders to influence our corporate matters is limited. Please see “Risk Factors—Risks Relating to our Common Shares—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.”
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit Consisting of One Common Share and One Warrant	Per Unit Consisting of One Pre-funded Warrant and One Warrant	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
The Underwriter fees shall equal 7.0% of the gross proceeds of the securities sold by us in this offering. We have also agreed to reimburse the Underwriter for certain expenses. We refer you to the section entitled “Underwriting” of this prospectus for additional information regarding total compensation and other items of value payable to the Underwriter.

We have granted the Underwriter an option exercisable within 45 days of the date of this prospectus to purchase from us up to      additional Common Shares at a price of $     per share and/or up to      Warrants at a purchase price of $    per Warrant, less the underwriting discounts and commissions in the case of additional Common Shares, to cover over-allotments, if any. No underwriting discounts or commissions will be paid on any Warrants purchased pursuant to the Underwriter’s over-allotment option. If this over-allotment option for Common Shares is exercised in full, the total offering price to the public will be approximately $    , and the total net proceeds, before expenses and after deducting the underwriting discounts described above, to us will be approximately $    (based upon an assumed public offering price of $     per Unit).
We expect to deliver the securities offered hereby on or about     , 2026, subject to satisfaction of certain customary closing conditions.
Sole Book-Running Manager

Maxim Group LLC
The date of this prospectus is     , 2026

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the Underwriter has not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), is effective. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.
The market data and other statistical information used throughout this prospectus have been compiled from publicly available information and industry publications. These sources generally state that the information they provide is believed to be reliable however, it is subject to subjective assessments and changes and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any market research and statistical survey. Therefore, the accuracy and completeness of the information are not guaranteed and estimates and beliefs based on such data may not be reliable. In addition, such market data and statistical information may be different from other sources and may not reflect all or even a comprehensive set of the actual events and transactions occurring in the market. Although we are responsible for all of the disclosures contained in this prospectus and we believe that such market data and statistical information is reliable, we have not independently verified its accuracy or completeness. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.
i

PROSPECTUS SUMMARY
This summary highlights information that appears elsewhere in this prospectus or in the documents incorporated by reference herein and is qualified in its entirety by the more detailed information, including the financial statements that appear in the documents incorporated by reference. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors, and the more detailed information that is included herein and in the documents incorporated by reference herein.
Unless the context otherwise requires, as used in this prospectus, the terms “Company”, “we”, “us”, and “our” refer to Robin Energy Ltd. and all of its subsidiaries. “Robin” refers only to Robin Energy Ltd. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We also use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. Our reporting currency is the U.S. dollar and all references in this prospectus to “$” or “dollars” are to U.S. dollars. All share information in this prospectus gives effect to the 1-for-15 reverse stock split of our Common Shares effected July 9, 2026 and the 1-for-5 reverse stock split of our Common Shares effected December 24, 2025.
Our Company
We are an independent, growth-oriented international shipping company that acquires, owns, charters and operates oceangoing liquefied petroleum gas (“LPG”) carrier vessels and tanker vessels, providing worldwide energy seaborne transportation services. As of the date of this prospectus, we operate and maintain a fleet of two LPG carrier vessels with an aggregate cargo carrying capacity of 0.01 million dwt (10,000 cbm) and an average fleet age of 8.9 years.
Chartering of our Fleet
Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters and according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools. As of the date of this prospectus, our two LPG carrier vessels were employed in period time charters. Such arrangements will be reevaluated by management on a periodic basis.
Management of our Company and our Fleet
Our vessels are commercially and technically managed by Castor Ships S.A. (“Castor Ships”), a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Pursuant to a Master Management Agreement between us and Castor Ships, Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our vessels, arranging and supervising our vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us. Castor Ships may choose to subcontract these services to other parties at its discretion. For further information, please see “Certain Relationships and Related Party Transactions—Management, Commercial and Administrative Services” in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the SEC on April 10, 2026.
Corporate Information
Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is +357 25 357 769. Our website is www.robinenergy.com. This web address is provided as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this prospectus.

Formation Transactions
Robin was incorporated by Toro Corp. (“Toro”) under the laws of the Republic of the Marshall Islands on September 24, 2024 as Robin Energy Ltd., to serve as the holding company of Toro’s former tanker owning subsidiaries, Vision Shipping Co. and Xavier Shipping Co. (formerly owning the M/T Wonder Formosa), which were contributed to Robin by Toro in connection with the spin-off of Toro’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on April 14, 2025, and on April 15, 2025, we began to trade on the Nasdaq Capital Market under the symbol “RBNE”. For further information regarding the Spin-Off, refer to the Annual Report.
On April 14, 2025, Toro contributed to us (a) a tanker-owning subsidiary (owning one tanker vessel) and an additional subsidiary formerly owning the M/T Wonder Formosa (which was sold pursuant to a memorandum of agreement entered into on September 1, 2023 and delivered to its new owner on November 16, 2023) and (b) $10.4 million in cash as a capital contribution, in exchange for all of our issued and outstanding Common Shares, the issue of 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin (the “Series A Preferred Shares”) to Toro and the issue of 40,000 Series B preferred shares of Robin, par value $0.001 per share to Pelagos, a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and Toro’s Chairman and Chief Executive Officer, as required by the terms of the Series B preferred shares of Toro in connection with a transaction such as the Spin-Off. On April 14, 2025, Toro distributed all of our Common Shares on a pro rata basis to holders of its common shares.
Implications of Being a Foreign Private Issuer
As a non-U.S. company which qualifies as a “foreign private issuer” subject to reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to different requirements under the U.S. securities laws than U.S. domestic issuers. See “Risk Factors—Risks Relating to Our Common Shares—We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.” and “Where You Can Find Additional Information.”
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•
exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the Spin-Off, or December 31, 2030, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, or we have issued more than $1 billion in non-convertible debt in the past three years, or we become a “large accelerated filer”. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING
Issuer
Robin Energy Ltd.
Securities offered by us
   Units, each consisting of (i) one Common Share and (ii) one Warrant to purchase one Common Share or otherwise such greater number of Common Shares as determined under the automatic adjustment feature of the Warrant, in each case at an assumed public offering price of $   per Unit, based upon the closing price of our Common Shares on Nasdaq on   , 2026. We are also offering to each purchaser whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Units including Pre-funded Warrants in lieu of the Common Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares.
For each Unit including a Pre-funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a Common Share we are offering will be decreased on a one-for-one basis.
This prospectus also relates to the offering of the Common Shares issuable upon exercise of the Pre-funded Warrants and Warrants.
Description of the Pre-funded Warrants and Warrants
Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will equal the price per Unit including one Common Share, minus $0.001, and the exercise price of each Pre-funded Warrant will be $0.001 per Common Share. The Pre-funded Warrants are immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.
Each Warrant will be exercisable to purchase one Common Share. Each Warrant will have an initial exercise price equal to 100% of the public offering price of each Unit in this offering, will be exercisable upon issuance, and will expire one (1) year from the issuance date. The exercise price for the Warrants will be adjusted downward (each, a “Reset Price”) on each of the 2nd and 5th trading day following the closing of this offering (each, a “Reset Date”) to the price that is equal to 70% and 50%, respectively, of the initial exercise price. If the exercise price is so adjusted on each applicable Reset Date, the number of Common Shares underlying the Warrants will also be proportionally increased on such Reset Date so that the applicable Reset Price multiplied by the increased number of Common Shares equals the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including zero cash exercise pursuant to which holders of Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Common Shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Warrant and (y) 2.0.
Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive one Common Share when the holder could instead choose the zero cash exercise option and pay no cash to receive more Common Shares than they would receive if they did pay an exercise price. As per above, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.
As an example, for each Unit that an investor purchases in this offering at the assumed public offering price of $   per Unit, the investor will receive one Common Share and one Warrant to purchase one Common Share at an exercise price of $   per Common Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of    Common Shares at an exercise price of $   per Common Share, assuming the public offering price per Unit is equal to the closing price of our Common Shares on Nasdaq immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into    Common Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of      Common Shares at an exercise price of $   per Common Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into    Common Shares. Accordingly, if all of the Warrants offered to

investors in this offering are exercised on a zero cash basis, a maximum of    shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. For the avoidance of doubt, the lower the closing price of our Common Shares on Nasdaq immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (which will be no more than the public offering price per Unit in this offering), the more shares that will be issuable pursuant to the Warrants as a result of the reset (subject to the restriction that in no event shall the exercise price of the Warrants be reduced on such Reset Dates below a floor price of $   ).
To better understand the terms of the Pre-funded Warrants and Warrants, you should carefully read the “Description of the Securities We Are Offering” section of this prospectus. You should also read the forms of the Pre-funded Warrant and Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part.
The Warrants also contain certain anti-dilution provisions, as further described herein.
Preferred share purchase rights
Our Common Shares include preferred share purchase rights, as described under the section “Description of Capital Stock” in this prospectus.
Number of Common Shares (including Common Shares underlying Pre-funded Warrants) being offered by us
   Common Shares (or    Common Shares if the Underwriter exercises its over-allotment option for Common Shares in full).
Number of Warrants being offered by us
Warrants to purchase    Common Shares through a cash exercise (or Warrants to purchase    Common Shares through a cash exercise if the Underwriter exercises its over-allotment option for Warrants in full). However, please refer to the description of a zero cash exercise method, which allows Warrant holders to acquire a greater number of Common Shares without additional cash consideration, as permitted under the Warrants and described under “Description of the Securities We are Offering.”

Common shares to be outstanding immediately after this offering(1)
Common Shares (or    Common Shares if the Underwriter exercises its over-allotment option for Common Shares in full), assuming (i) all of the offered Units are sold in this offering at the assumed public offering price of $     per Unit, (ii) no sale of any Units containing a Pre-funded Warrant in this offering, and (iii) no exercises of the Warrants. At the same assumed public offering price of $     per Unit, if all of the Warrants offered to investors, including those subject to the Underwriter’s overallotment option for Warrants, in this offering are exercised on a zero cash basis, an aggregate of      Common Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash and a total of Common Shares would be outstanding (or up to      Common Shares if the Underwriter exercises its over-allotment option for Common Shares in full).
Over-allotment option
We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the date of this prospectus, permits the Underwriter to purchase a maximum of    additional Common Shares and/or    additional Warrants to purchase Common Shares to cover over-allotments, if any. The option may be used to purchase such Common Shares and/or Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase Common Shares at a price of $    per share and Warrants at a purchase price of $   per Warrant, less the underwriting discounts and commissions in the case of Common Shares.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $   , after deducting Underwriter fees and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, working capital, to make vessel, other asset or share acquisitions, to fund the construction of newbuild vessels or for other general corporate purposes, or a combination thereof. At this time, we have not specifically identified any vessels to acquire, nor have we identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of
(1)
The number of Common Shares to be outstanding after this offering is based on 1,332,297 Common Shares outstanding as of September 25, 2026 and excludes as of such date Common Shares issuable upon conversion of the 2,000,000 outstanding Series A Preferred Shares, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $25.00 per share (for an aggregate liquidation preference of $50,000,000), which are convertible, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at their holder’s option, to Common Shares from and after April 14, 2027, the second anniversary of their issue date, at the lower of (i) 200% of the volume weighted average price (“VWAP”) of our Common Shares over the five consecutive trading day period commencing on and including the Spin-Off distribution date (the “Distribution Date”), and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. See “Description of Capital Stock—Series A Convertible Preferred Shares.” The number of Common Shares outstanding after this offering also excludes Common Shares that may be issued under our ATM facility, under which $57.9 million remained available as of September 25, 2026.

these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds.”
Listing
Our Common Shares are listed on Nasdaq under the symbol “RBNE.” There are no established public trading markets for the Pre-funded Warrants or the Warrants, and we do not expect such markets to develop. We do not intend to list the Pre-funded Warrants or the Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-funded Warrants and Warrants will be limited.
Risk factors
An investment in our securities is highly speculative and involves a high degree of risk. You should be aware that Nasdaq may halt trading in our Common Shares and/or delist our Common Shares for public interest concerns. See “Risk Factors” beginning on page 8 of this prospectus and in the Annual Report, starting on page 1 thereof, which is incorporated by reference herein, to read about the risks you should consider before purchasing our securities.
Except as otherwise noted, all information in this prospectus assumes (1) no sale of Pre-funded Warrants in this offering, which, if sold, would reduce the number of Common Shares that we are offering on a one-for-one basis, and (2) no exercise by the Underwriter of its option to purchase up to    additional Common Shares and/or up to    Warrants from us to cover over-allotments, if any.

RISK FACTORS
An investment in our securities involves a high degree of risk and uncertainty. You should carefully consider the risk factors set forth under the heading “Risk Factors” in the Annual Report, which is incorporated by reference in this prospectus, the risk factors set forth below and the other information contained in or incorporated by reference into this prospectus before investing in our securities. The occurrence of one or more of these risk factors could adversely affect our business, results of operations, cash flows, financial condition and the trading price of our securities, and you could lose all or part of your investment.
Risks Relating to Our Common Shares and this Offering
Our share price may be highly volatile and, as a result, investors in our Common Shares could incur substantial losses.
The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our Common Shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our Common Shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of our former parent company’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as our Common Shares were distributed to our former parent company’s common shareholders in connection with the Spin-Off, we may have a similar shareholder base and experience similar patterns of investment. Since completion of the Spin-Off, the price of our Common Shares has been volatile, ranging from a closing high price of $1,050 per share on June 13, 2025 to a closing low price of $2.33 per share on September 24, 2026 (in each case as adjusted for the reverse stock splits effected on December 24, 2025 and July 9, 2026). As of September 30, 2026, the closing bid price of our Common Shares was $2.39 per Common Share. Our Common Shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.
Market volatility and trading patterns may create several risks for investors, including but not limited to the following:
•	the market price of our Common Shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;
•
to the extent volatility in our Common Shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our Common Shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase Common Shares at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•
if the market price of our Common Shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the price of our Common Shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our Common Shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our Common Shares or result in fluctuations in the price or trading volume of our Common Shares, which include but are not limited to:
•	investor reaction to our business strategy;
•
the sentiment of the significant number of retail investors whom we believe, will hold our Common Shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

•	the amount and status of short interest in our Common Shares, access to margin debt, trading in options and other derivatives on our Common Shares and any related hedging and other trading factors;

•	our continued compliance with the listing standards of Nasdaq and any action we may take to maintain such compliance, such as a reverse stock split;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	our dividend strategy;
•	our continued compliance with any debt covenants;
•	variations in the value of our fleet;
•	declines in the market prices of stocks generally;
•	trading volume of our Common Shares;
•	sales of our Common Shares by us or our shareholders;
•	speculation in the press or investment community about our Company, our industry or our securities;
•	general economic, industry and market conditions; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

Some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that future sales of our Common Shares will not be at prices lower than those initially sold to investors.
Future issuances of Common Shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our Common Shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.
We have an authorized share capital of 3,900,000,000 Common Shares that we may issue without further shareholder approval. Our business strategy may require the issuance of a substantial amount of additional shares. Based on market conditions, we may also opportunistically seek to issue equity securities, including additional common shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our Common Shares or the acquisition price of Common Shares by shareholders and may be at a discount to the trading price of our Common Shares at the time of such sale. Purchasers of the Common Shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.
Under the “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”) and Rodman & Renshaw LLC (“Rodman & Renshaw”) that we entered into on November 13, 2025, we may, from time to time, sell our Common Shares having an aggregate offering value of up to $75.0 million through Maxim and Rodman & Renshaw, as sales agents, in our discretion. Our existing ATM is not subject to the “baby shelf” limitations applicable to certain smaller companies, and accordingly we are not restricted in the amount of securities we may sell thereunder in any 12-month period by reference to our public float. In the first half of 2026, we received gross proceeds of $17.1 million under the ATM by issuing 395,774 Common Shares, leaving approximately $57.9 million remaining under the ATM facility. We have and may in the future sell Common Shares pursuant to our ATM facility at prices below the price per share in this offering. If we sell shares under the ATM facility at prices significantly below the price at which existing shareholders invested, including through this offering, such shareholders will experience significant dilution.

Our 2,000,000 outstanding Series A Preferred Shares, which have an aggregate liquidation preference of $50,000,000, are convertible, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at their holder’s option, to Common Shares at any time and from time to time from and after April 14, 2027, the second anniversary of their issue date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume weighted average price (“VWAP”) of our Common Shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of Common Shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. Any decline in the price of our Common Shares following this offering, including as a result of the highly dilutive terms of the Warrants, would increase the number of Common Shares issuable to Toro, a company under common control with us and the holder of the 2,000,000 outstanding Series A Preferred Shares, upon conversion of the Series A Preferred Shares. If converted by Toro, Toro will have registration rights in relation to the Common Shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement” in the Annual Report. The issuance of additional Common Shares upon conversion of the Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. The resale of Common Shares issued upon conversion and registered pursuant to Toro’s registration rights, or the perception of such resales, could harm the prevailing market price of our Common Shares. Resales of our Common Shares may cause the market price of our securities to drop significantly, regardless of the performance of our business. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.
In addition, we may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our Common Shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our Common Shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
Our issuance of additional Common Shares or other equity securities of equal or senior rank, or the perception that such issuances may occur, could have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the earnings per share and the per share amount of cash available for dividends on our Common Shares (as and if declared) could decrease;
•	the relative voting strength of each previously outstanding Common Share could be diminished;
•	the market price of our Common Shares could decline; and
•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate could be impaired.
The market price of our Common Shares could also decline due to sales, or the announcements of proposed sales, of a large number of Common Shares by our large shareholders (including sales of Common Shares issued upon conversion, if any, of the Series A Preferred Shares), or the perception that these sales could occur.
Our future capital markets activities may result in the issuance of Common Shares at prices that are below the prices at which we have repurchased or offered to repurchase shares, including pursuant to our share repurchase program and self-tender offer. There can be no assurance that shares will not continue to be issued at prices below the tender offer price or prior offering prices. The net effect of repurchasing shares at higher prices than the price at which shares are issued could result in a reduction of our available cash without a corresponding benefit to remaining shareholders.

Our Series A Preferred Shares rank senior to our Common Shares with respect to dividends, distributions and payments upon liquidation and are convertible into our Common Shares, which could have an adverse effect on the value of our Common Shares.
Dividends on the Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on each distribution payment date declared by the Board, out of funds legally available for such purpose. The dividend rate will be 1.00% per annum of the stated amount of $25.00 per share, payable in cash, or at our election, additional shares of this Series issued to holders in lieu of cash dividends (“PIK Shares”), for each outstanding Series A Preferred Share equal to 1.00% divided by the stated amount of $25.00 per share for each Series A Preferred Share.
The rights of the holders of our Series A Preferred Shares rank senior to the rights of holders of our Common Shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our Common Shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our Common Shares until we have paid to holders of our Series A Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends.
In addition, our Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at their holder’s option, to Common Shares at any time and from time to time from and after April 14, 2027, the second anniversary of their issue date. The conversion of our Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Future issuances of additional Common Shares, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may adversely impact the price of our Common Shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.”
Accordingly, the existence of the Series A Preferred Shares and the ability of a holder to convert the Series A Preferred Shares into Common Shares on or after April 14, 2027, could have a material adverse effect on the value of our Common Shares. See “Description of Capital Stock—Preferred Shares—Description of the Series A Preferred Shares” for a more detailed description of the Series A Preferred Shares.
Issuance of preferred shares, such as our Series B Preferred Shares and our Series C Participating Preferred Shares, may adversely affect the voting power of our common shareholders and have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.
Our amended and restated articles of incorporation (“Articles of Incorporation”) currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our Board has issued, and may in the future issue, preferred shares with voting rights superior to those of the Common Shares, such as the Series B Preferred Shares or the Series C Participating Preferred Shares, which could have a dilutive effect on our common shareholders. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and our shareholders’ ability to realize any potential change of control premium.
We cannot predict the impact our multi-class capital structure may have on the market price or liquidity of our Common Shares.
We cannot predict whether our multi-class capital structure will result in a lower or more volatile market price of our Common Shares, or have other adverse consequences for our shareholders. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multi-class share structures in certain of their indices. Under such policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our Common Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment in our Common Shares by many of these funds. Additionally, the holding of low-voting stock, such as our Common Shares, may not be permitted by the investment policies of certain institutional investors, or may be less attractive to other investors. As a result, the market price or liquidity of our Common Shares could be adversely affected.
Substantial sales of our Common Shares may occur, which could cause our share price to decline.
Upon completion of the Spin-Off, which occurred on April 14, 2025, all of our outstanding Common Shares were owned by the existing stockholders of Toro, and these existing shareholders are free to sell Common Shares, including those issuable upon conversion of our Series A Convertible Preferred Shares beginning in April 2027, for any reason. The sales of significant amounts of our Common Shares, or the perception that this may occur, could result in a decline of the price of our Common Shares.
A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to further price volatility in our Common Shares.
Investors may purchase our Common Shares as a hedge or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to their lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our Common Shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to our performance or prospects.
We may experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.
As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups or rapid price declines, larger spreads in bid and ask prices, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any share price run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, holders of our Common Shares may experience losses, which may be material, if the price of our Common Shares declines after this offering or if such investors purchase our Common Shares prior to any price decline.
Furthermore, if the trading volumes of our Common Shares are low, investors buying or selling in relatively small quantities may be able to easily influence the price of our Common Shares. Such low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in share price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares. As a result of this volatility, investors may experience losses on their investment in our Common Shares. A decline in the market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future. Further, there is no guarantee of a continuing public market to resell our Common Shares.
Nasdaq may halt trading in our Common Shares or delist our Common Shares for public interest concerns as a result of this offering.
Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Common Shares or delist our Common Shares for public interest concerns or because our Common Shares trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to maintain or regain compliance with Nasdaq’s continued listing requirements. A number of Nasdaq-listed companies have publicly disclosed receiving notification letters indicating that Nasdaq determined to halt trading in or delist their securities based on public interest concerns arising from the issuance of warrants with terms similar to, and potentially dilutive effects comparable to, the Warrants offered in this offering.

In addition, warrants with similar terms issued by other Nasdaq-listed companies have caused the trading prices of those companies’ common shares to fall below Nasdaq’s minimum bid price or have made it more difficult for those companies to regain compliance with Nasdaq’s minimum bid price requirement. Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that the trading price of our Common Shares will not fall below that price following this offering, which could cause Nasdaq to suspend trading in or delist our Common Shares.
If Nasdaq delists our Common Shares and we are unable to list them on another national securities exchange, our Common Shares may be quoted on an over-the-counter market. If this occurs, we and our shareholders could experience significant adverse consequences, including:
•	limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•	a determination that our Common Shares are “penny stock,” which would require brokers trading in our Common Shares to comply with more stringent rules and could reduce trading activity;
•	limited news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing.
We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.
There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our Common Shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares. In particular, the trading price of our Common Shares may fall below the $1.00 minimum bid price requirement of Nasdaq, including as a result of the terms of this offering. Because we have already effected a reverse stock split within the last year, if we do not maintain the required minimum bid price of $1.00 for a period of 30 consecutive trading days, under Nasdaq Listing Rule 5810(c)(3)(A)(iv), we will be ineligible to receive any customary compliance or cure period and rather face immediate delisting from Nasdaq. In addition, if our Common Shares have a closing bid price of $0.10 or less for ten consecutive trading days, Nasdaq will issue a delisting determination under Nasdaq Listing Rule 5810 with respect to our Common Shares for immediate delisting. In order to attempt to maintain compliance with the continued listing requirements of Nasdaq, and in particular the $1.00 minimum bid price requirement, it is likely that our Board may determine to implement a reverse stock split shortly after this offering. In any case, a reverse stock split would not cure a bid price deficiency if it causes us to fail another continued listing requirement, such as the minimum number of publicly held shares, and must be notified to Nasdaq in advance. See “Description of Capital Stock—Authorized Capitalization.”
On July 22, 2026, the SEC approved a Nasdaq rule that would require companies listed on Nasdaq to maintain a minimum market value of listed securities (“MVLS”) of at least $5.0 million. Under the rule, a company that fails to maintain an MVLS of at least $5.0 million for 30 consecutive business days may be subject to immediate suspension and delisting proceedings and is not entitled to a customary compliance or cure period prior to the issuance of a delisting determination. Although a company may appeal a delisting determination, its securities may be suspended from trading on Nasdaq while that appeal is pending. On July 29, 2026, the SEC’s approval order was automatically stayed pending Commission review following the filing of notices of intention to petition for review. On September 11, 2026, the SEC granted the petitions for review; written statements may be submitted through October 6, 2026, and the approval order remains stayed until the SEC orders otherwise. Accordingly, the rule is not currently effective.
If the stay is lifted and the rule becomes effective, and our MVLS falls below $5.0 million for 30 consecutive business days, our Common Shares could become subject to immediate suspension and delisting proceedings, without any compliance period, and a request for review by a Nasdaq Hearings Panel would generally not stay the suspension of trading in our Common Shares. We cannot assure you that we would be able to satisfy this requirement if it becomes effective. As of    , 2026, our MVLS was approximately $    million, which would not satisfy the stayed requirement if it were currently effective.
Moreover, under Listing Rule 5101, Nasdaq has broad discretionary authority over the continued listing of securities in Nasdaq in order to, among other things, maintain the quality of and public confidence in its market and protect investors and the public interest. Nasdaq may suspend or delist particular securities based on any event, condition or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. Nasdaq may determine to use its discretionary authority to suspend or delist our Common Shares if they deem doing so to be in the public interest, including on the basis of the terms of this offering and in particular on the dilutive nature of the terms of the Warrants.
Any delisting determination or suspension of the trading of our Common Shares by Nasdaq would have material adverse consequences for the liquidity and market price of our Common Shares and could materially impair our ability to raise additional capital.
We do not have a declared dividend policy and our Board may never declare dividends on our Common Shares.
The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The tanker and LPG shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
In addition, we pay dividends on our Series A Preferred Shares. The dividend rate for the Series A Preferred Shares is 1.00% per annum of the stated amount of $25.00 per share, payable in cash, or at our election, PIK Shares, for each outstanding Series A Preferred Share equal to 1.00% divided by the stated amount of $25.00 per share for each Series A Preferred Share. Further, in the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The rights of the holders of our Series A Preferred Shares rank senior to the rights of holders of our Common Shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our Common Shares subject to limited exceptions.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our business strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We currently pay no cash dividends and we may never pay dividends.
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and amended and restated bylaws (“Bylaws”) and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.
We are incorporated in the Marshall Islands, and the majority of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, the majority of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.
The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving us would have to be initiated outside the Marshall Islands, and our shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
Our Bylaws contain exclusive forum provisions that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for asserting any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act or the Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims.
While the validity of exclusive forum provisions has been upheld under the law of certain jurisdictions, uncertainty remains as to whether our exclusive forum provisions will be fully or partially recognized by all jurisdictions. If a court were to find either exclusive forum provision contained in our Bylaws to be inapplicable or unenforceable (in whole or in part) in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our operating results and financial condition.
The exclusive forum provision in our Bylaws will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Our exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees or increase the costs associated with bringing litigation against us or our directors, employees or officers, which may discourage lawsuits against such parties.

We are subject to certain anti-takeover provisions that could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, and could adversely affect the market price of our Common Shares.
Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;
•	providing for a classified Board with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	prohibiting any owner of 15% or more of our voting stock from engaging in a business combination with us within three years after the owner acquired such ownership, except under certain conditions;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.
On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding Common Share and adopted a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) which was entered into between Robin and Broadridge Corporate Issuer Solutions, LLC, as rights agent (the “Rights Agent”). Each Right allows its holder to purchase from Robin one Common Share (or one one-thousandth of a share of Series C Participating Preferred Shares), for the Exercise Price of $22.00 ($1,650 adjusted for subsequent reverse stock splits) once the Rights become exercisable. This portion of a Series C Participating Preferred Share gives the shareholder approximately the same dividend, voting and liquidation rights as would one Common Share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding Common Shares without the approval of our Board. If a shareholder’s beneficial ownership of our Common Shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage will be grandfathered, but the rights will become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Description of Capital Stock—Shareholder Protection Rights Agreement”.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
In addition to the Rights above, we have issued 40,000 Series B Preferred Shares representing 99.9% of the aggregate voting power of our total issued and outstanding share capital. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us” and “Description of Capital Stock—Preferred Shares—Description of the Series B Preferred Shares.”
The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and your ability to realize any potential change of control premium.

Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.
Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the 40,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares represent less than 2.9% of our total issued and outstanding share capital and 99.97% of the aggregate voting power of our total issued and outstanding share capital as of September 25, 2026. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
As a “controlled company” and a “foreign private issuer” under the rules of Nasdaq, we are exempt from certain corporate governance requirements applicable to domestic U.S. issuers, and to the extent we elect to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Our Chief Executive Officer beneficially owns a majority of our aggregate voting power through the Series B Preferred Shares beneficially owned by him. Under the Nasdaq Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In addition, we are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. See “—We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.” As permitted by these exemptions, as well as by our Bylaws and the laws of the Marshall Islands, we do not currently have a compensation, nominating or corporate governance committee and we do not expect to establish such committees. As a result, non-independent directors, including members of our management who also serve on our Board, may, among other things, play a role in fixing the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we established an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. See “Item 16G. Corporate Governance” of the Annual Report. Accordingly, during any time while we remain a controlled company or foreign private issuer relying on the exemption and during any transition period following a time when we are no longer a controlled company or foreign private issuer, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements. These factors could cause our Common Shares to look less attractive to certain investors or otherwise harm our trading price.
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC which create additional costs for us and will require the time and attention of management, including the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. Such evaluations, as well as any proposed remedial measures, require time and resources. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence in our financial results may weaken, and our stock price may suffer. Further, controls previously evaluated as effective may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of its inherent limitations, internal control over financial reporting may also not prevent or detect misstatements.
We are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not emerging growth companies, including, but not limited to, not being required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act, the ability to present only two years of audited consolidated financial statements, in addition to any required unaudited interim condensed consolidated financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, and, to the extent we no longer qualify as a foreign private issuer, exemptions from the requirements, which are inapplicable to foreign private issuers, of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. We have taken advantage of certain of these reduced reporting and other requirements in our periodic filings.
We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile. For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.
In addition, as a foreign private issuer, we are entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for domestic U.S. issuers. Among others, we follow Marshall Islands practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635 and, accordingly, we will not seek shareholder approval for the issuance of the Units, the Warrants or the Common Shares issuable upon exercise of the Warrants, including upon a zero cash exercise. Our reliance on home country practice does not limit Nasdaq’s discretionary authority under Listing Rule 5101. See “—Nasdaq may halt trading in our Common Shares or delist our Common Shares for public interest concerns as a result of this offering.” Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2027.
In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive committee or members of our Board are residents or citizens of the United States, we could lose our foreign private issuer status.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We do not expect to be treated as a PFIC for the 2026 taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering, pool arrangements and/or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering and/or pool activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.
In addition, for purposes of the PFIC “asset” test described above, cash and other current assets readily convertible into cash (“Cash Assets”) are considered to be assets that produce passive income. Although we do not expect to be treated as a PFIC for our 2026 taxable year, we cannot predict whether our position in cash and other “passive” assets will cause us to be treated as a PFIC in a future taxable year. There can be no assurance that we will not be treated as a PFIC in a future taxable year.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our Common Shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our Common Shares. See “Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
The United States federal income taxation of the Pre-funded Warrants and the Warrants is uncertain.
The United States federal income taxation of the Pre-funded Warrants and the Warrants is uncertain. We and holders of our Pre-funded Warrants and Warrants may have to take positions that are not yet settled under current U.S. federal income tax law with respect to the Pre-funded Warrants and Warrants. In particular, the precise application of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), section 883 exemption and the PFIC rules to the Pre-funded Warrants, and Warrants is unclear. The IRS may disagree with the positions taken by the Company, which could result in adverse U.S. federal income tax consequences for us and our stockholders, including holders of the Pre-funded Warrants, and Warrants. Prospective investors are urged to consult their personal income tax advisers in this regard.
Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.
Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.
If the Warrants are exercised by way of a zero cash exercise, common shareholders are likely to suffer substantial dilution and we will receive no additional funds upon such exercise.
The Warrants include exercise price reset provisions, which could result in the issuance of a significantly higher number of shares upon exercise. On the 2nd trading day following the closing of this offering (the “First Reset Date”), the exercise price of the Warrants will be adjusted downward to a price equal to 70% of the initial exercise price, and the number of Common Shares underlying the Warrants will be proportionally increased so that the applicable Reset Price multiplied by the increased number of Common Shares equals the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the First Reset Date. On the 5th trading day following the closing of this offering (the “Second Reset Date”), the exercise price of the Warrants will be further adjusted downward to a price equal to 50% of the initial exercise price, and the number of Common Shares underlying the Warrants will again be proportionally increased on the same basis. Further, under the zero cash exercise option of the Warrants, a holder of the Warrant has the right to receive, upon exercise and for no additional cash consideration, an aggregate number of shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Warrant and (y) 2.0. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, an aggregate of      shares would be issued upon such zero cash exercise without payment to the Company of any additional cash. A zero cash exercise will result in substantial dilution to our shareholders and if such zero cash exercise occurs after any of the Reset Dates, the dilution will be even more substantial to holders that did not exercise their rights under the Warrants. Holders of warrants with similar terms issued by other Nasdaq-listed companies have exercised such warrants on a zero cash basis on or shortly after the reset dates, and we expect that holders of the Warrants may do the same, which could place significant downward pressure on the market price of our Common Shares. The exercise of the Warrants, including by way of a zero cash exercise, could cause the price of our Common Shares to fall below the minimum bid price of Nasdaq’s continued listing requirements and Nasdaq may deem the dilutive nature of the Warrants to be against the public interest, which could cause Nasdaq to suspend or delist our Common Shares. See “—We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.”
We will likely not receive any additional funds upon the exercise of the Warrants.
The Warrants may be exercised by way of a zero cash exercise, in which case the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the aggregate number of Common Shares that would be issuable upon a cash exercise of the number of Warrants being exercised multiplied by two (2.0). Accordingly, we will likely not receive any additional funds upon the exercise of the Warrants.

Except as otherwise set forth in Warrants and Pre-funded Warrants, holders of the Warrants and Pre-funded Warrants offered hereby will have no rights as shareholders with respect to the Common Shares underlying the Warrants and Pre-funded Warrants until such holders exercise their Warrants and Pre-funded Warrants and acquire our Common Shares.
The Pre-funded Warrants and Warrants offered hereby do not confer any rights of Common Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Common Shares at a fixed price (subject to certain adjustments). Specifically, commencing on the date of issuance, holders of Pre-funded Warrants may acquire the Common Shares issuable upon exercise of such warrants at an exercise price of $0.001 per share until all of the Pre-funded Warrants are exercised in full, and holders of Warrants may acquire the Common Shares issuable upon exercise of such warrants at an initial exercise price of $     per share (100% of the public offering price of each Unit in this offering), subject to adjustment provisions set forth in the Warrants, prior to the one-year anniversary of the date of issuance, after which date any unexercised Warrants will expire and have no further value. However, under the zero cash exercise option of the Warrants a holder of the Warrant has the right to receive, without payment of any additional cash to the Company, an aggregate number of shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Warrant and (y) two (2.0). Any reduction to the exercise price of the Warrants and resulting increase in the Common Shares underlying the Warrants will result in further dilution to holders of our Common Shares.
Moreover, following this offering, the market value of the Pre-funded Warrants and Warrants is uncertain and there can be no assurance that the market value of the Pre-funded Warrants and Warrants will ever equal or exceed the public offering price. There can also be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants.
There is no public market for the Pre-funded Warrants or Warrants in this offering.
There is no established public trading market for the Pre-funded Warrants or Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Pre-funded Warrants or Warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the Warrants and Pre-funded Warrants will be limited.
The public offering price in this offering will be determined through negotiations between us and the Underwriter and approved by our Board and does not necessarily indicate the actual or market value of our Common Shares.
Our Board, or a committee designated by the Board, will approve the public offering price and other terms of this offering after considering, among other things: the current market price of our Common Shares; trading prices of our Common Shares over time; the volatility of our Common Shares; our current financial condition and the prospects for our future cash flows; the availability of and likely cost of capital of other potential sources of capital; the characteristics of interested investors and market and economic conditions at the time of the offering. The public offering price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. The public offering price may not be indicative of the fair value of our Common Shares.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the section entitled “Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	the effects of our Spin-Off from Toro;
•	our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and LPG industry;
•
market conditions and trends, including volatility and cyclicality in charter rates, factors affecting supply and demand for vessels such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies;

•
our ability to realize the expected benefits of vessel acquisitions or sales, and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, on our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
the availability of debt or equity financing on market terms and our ability to comply with the covenants in agreements relating thereto, in particular due to economic, financial or operational reasons;

•
our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators, and to re-charter our vessels upon the expiry of the existing charters;

•	any failure by our contractual counterparties to meet their contractual obligations;
•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change;

•
our ability to fund future capital expenditures and investments in the refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire;
•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;
•
Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory, technical uncertainty and price volatility, which could materially and adversely affect the value of our Bitcoin holdings and our financial condition and results of operations;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
•	existing or future disputes, proceedings or litigation;
•
future sales of our securities in the public market, including pursuant to our at-the-market offering program, and our ability to maintain compliance with applicable listing standards or the delisting of our Common Shares;

•	volatility in our share price;
•	potential conflicts of interest involving members of our Board, including our chief executive officer, senior management and certain of our service providers that are related parties;
•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the tensions in the Middle East, including the outbreak of war in Iran and any escalation or broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea and the Persian Gulf, sanctions, “trade wars” (including the imposition of tariffs or other protectionist measures) and potential governmental requisitioning of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;
•	any material cybersecurity incident;
•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea and Persian Gulf, fluctuating demand for LPG carriers, product tankers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, including the closure of the Strait of Hormuz or other shipping routes due to the war in the Middle East between Iran and the U.S. and Israel;

•
changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls;

•	inadequacies in our insurance coverage;
•	developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification;
•	the impact of climate change, adverse weather and natural disasters;
•	accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products; and
•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including the Annual Report, which is incorporated by reference into this prospectus.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $    million (assuming the sale of all Units offered), after deducting Underwriter fees and estimated offering expenses payable by us, and assuming no exercise of the Warrants, based on an assumed public offering price of $    per Unit. If the over-allotment option for Common Shares is exercised in full, we estimate that our net proceeds will be approximately $   million, after deducting the underwriting discount and estimated offering expenses payable by us.
A $    increase or decrease in the assumed public offering price of $    per Unit would increase or decrease the net proceeds from this offering by approximately $    , assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.
We intend to use the net proceeds from the sale of the securities in this offering for capital expenditures, working capital, to make vessel, other asset or share acquisitions, to fund the construction of newbuild vessels or for other general corporate purposes, or a combination thereof. Vessel acquisitions may be structured as individual assets purchases, the acquisition of the equity interests of vessel owning entities or the acquisition of the equity interests of the direct or indirect owner of one or more vessels or shipping assets or the acquisition, in whole or in part, of private or listed entities that are engaged in maritime transportation services. At this time, we have not specifically identified any vessels to acquire, nor have we identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.
The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. The principal purposes of this offering are to obtain additional capital to fund our operations and growth and to facilitate our future access to the public equity markets.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2026. The table presents information:
•	on an actual basis;
•
on an as adjusted basis to give effect to (1) the issuance and sale of 750,000 Common Shares in a registered underwritten offering at an offering price of $4.00 per share resulting in net proceeds of approximately $2,658,603, net of underwriting discounts and estimated fees and expenses of approximately $341,397; and (2) a dividend on Series A Preferred Shares of $0.1 million; and

•
on an as further adjusted basis, also giving effect to the sale by us of all of the Units offered in this offering, at an assumed public offering price of $   per Unit, assuming (i) no sale of any Units containing a Pre-funded Warrant(3), (ii) no exercise of the Warrants, (iii) no value attributed to the Warrants(3), and after deducting Underwriter fees and estimated offering expenses payable by us, resulting in net proceeds of approximately $   million and (iv) no exercise of the Underwriter’s over-allotment option.

(All figures in U.S. dollars)	Actual As of June 30, 2026	As Adjusted As of June 30, 2026	As Further Adjusted For This Offering(2)
Mezzanine equity:
Series A Preferred Shares(1)	$25,877,180	$25,877,180
Shareholders Equity:
Common shares, par value $0.001	$582	$1,332
Series B Preferred Shares, par value $0.001	$40	$40
Additional paid-in capital	$44,566,504	$47,224,357
Retained earnings	$4,873,006	$4,746,617
Total Shareholders’ Equity	$49,440,132	$51,972,346
Total Capitalization	$75,317,312	$77,849,526

(1)
Series A Preferred shares are presented at fair value as determined by management in consideration of a number of data points, including a valuation performed by an independent third-party consulting firm. The valuation methodology applied comprised the trifurcation of the value of the Series A Preferred Shares in three components namely, the “straight” preferred stock component, the embedded option component while an incremental value was also ascribed to the conversion at the variable conversion price. The sum of the three components was used to estimate the value for the Series A Preferred Shares at $25.9 million. Certain inputs presented below were determined as of April 14, 2025, and, accordingly, do not give effect to the 1-for-5 reverse stock split effected on December 24, 2025 or the 1-for-15 reverse stock split effected on July 9, 2026. The valuation methodology and the significant unobservable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Range (Weighted average)
“Straight” Preferred stock component	Discounted Cash Flow model	• Weighted average cost of Capital	11.88%
Embedded Option Component	Black Scholes	• Volatility • Risk free rate • Weighted average cost of Capital • Strike price • Share price (April 14, 2025)	107.92% 4.02% 11.88% $10.546 $5.80
Incremental value at variable conversion price	Probability adjusted method	• 5-day VWAP and discount to conversion day closing price (5th day) • Probability ascribed for 10% lower 5-day VWAP • Probability ascribed for 20% lower 5-day VWAP • Assumed share price	$4.50 (10% discount) $4.00 (20% discount) 75% 25% $5.00

(2)
The “as further adjusted” information is illustrative only and will change based on actual pricing and other terms of this offering determined at pricing. The final public offering price will be determined through negotiation between us, the Underwriter and the investors in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used here and throughout this prospectus may not be indicative of the final public offering price. A $   increase or decrease in the assumed public offering price of $   per Unit would increase or decrease, as applicable, Common Shares by approximately    and each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately    assuming the number of Units offered by us, as stated on the cover page of this prospectus, remains unchanged and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of Units we are offering would increase or decrease, as applicable, Common Shares by approximately    and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $   , assuming the assumed public offering price of $   per Unit, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The accounting treatment for the Warrants and Pre-funded Warrants has not been finalized as of the date of this prospectus.

DILUTION
Dilution or accretion is the amount by which the offering price paid by the purchasers of our Common Shares in this offering will differ from the net tangible book value per Common Share after the offering. The net tangible book value per Common Share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities and mezzanine equity divided by the number of Common Shares outstanding. The historical net tangible book value as of June 30, 2026 was $    in total and $    per Common Share for the number of shares of the existing shareholders that were outstanding at that date.
The as adjusted net tangible book value as of June 30, 2026 was $    in total and $   per Common Share for the as adjusted number of shares of the existing shareholders that were outstanding at that date, after giving effect to (1) the issuance and sale of 750,000 Common Shares in our registered underwritten offering in July 2026 at an offering price of $4.00 per share resulting in net proceeds of approximately $2,658,603, net of underwriting discounts and estimated fees and expenses of approximately $341,397; and (2) a dividend on Series A Preferred Shares of $0.1 million.
The as further adjusted net tangible book value, also giving effect to the sale by us of all of the Units offered in this offering, at the price set forth on the cover page of this prospectus, assuming (i) no sale of any Units containing a Pre-funded Warrant, (ii) no exercise of the Warrants, (iii) no value attributed to the Warrants, (iv) no exercise of the Underwriter’s over-allotment option and after deducting Underwriter fees and estimated offering expenses payable by us, our as further adjusted net tangible book value as of June 30, 2026, would have been approximately $     million, or approximately $     per Common Share. This amount represents an immediate dilution to existing shareholders of $     in as further adjusted net tangible book value per Common Share, and an immediate accretion to purchasers of our Units of $     per Common Share. See “Risk Factors — If the Warrants are exercised by way of a zero cash exercise, common shareholders are likely to suffer substantial dilution and we will receive no additional funds upon such exercise.” for more information.
Dilution to existing shareholders is calculated by subtracting the as adjusted net tangible book value per Common Share before giving effect to this offering, from the as further adjusted net tangible book value per Common Share after giving effect to this offering. Accretion to purchasers of our Units in this offering is calculated by subtracting the public offering price per Unit from the as further adjusted net tangible book value per Common Share after this offering. The following table illustrates these calculations:

Assumed public offering price per Unit		$
As adjusted net tangible book value per Common Share as of June 30, 2026	$
Decrease in as adjusted net tangible book value attributable to this offering	$
As further adjusted net tangible book value per common share after giving effect to this offering		$
Accretion per Common Share to purchasers of our Units in this offering		$

A $0.10 increase (or decrease) in the assumed public offering price of $     per Unit would result in a $     increase (or $     decrease) in the as further adjusted net tangible book value per Common Share after this offering and to a $     increase (or $     decrease) in the accretion per Common Share to purchasers of our Units in this offering, assuming no change to any of the other foregoing assumptions (including the number of Units offered by us in this offering) and after deducting Underwriter fees and estimated offering expenses payable by us. The number of Common Shares underlying the foregoing calculations does not include the Common Shares issuable upon the potential conversion of our Series A Preferred Shares (see “Description of Capital Stock—Preferred Shares—Description of the Series A Preferred Shares”).
The information discussed above is illustrative only and will change based on actual pricing and other terms of this offering determined at pricing. The final public offering price will be determined through negotiation between us, the Underwriter and the investors in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.
The above discussion is based on 582,524 Common Shares issued and outstanding as of June 30, 2026, adjusted for the cancellation of 227 Common Shares in lieu of fractional shares in connection with the July 9, 2026 reverse stock split and the issuance of 750,000 Common Shares in our July 2026 offering, and excludes Common Shares issuable upon any “zero cash exercises” of the Warrants issued to investors in this offering, and excludes as of such date Common Shares issuable upon conversion of the Series A Preferred Shares, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $25.00 per share, which are convertible, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at their holder’s option, to Common Shares from and after the second anniversary of their issue date at the lower of (i) 200% of the VWAP of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. As of the date of this prospectus there were 2,000,000 Series A Preferred Shares outstanding. See “Description of Capital Stock-Series A Convertible Preferred Shares.”

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our Articles of Incorporation and Bylaws. Please see our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
Under our Articles of Incorporation, our authorized capital stock consists of 3,900,000,000 Common Shares, par value $0.001 per share, of which 1,332,297 Common Shares were issued and outstanding on September 25, 2026, and 100,000,000 preferred shares, par value $0.001 per share, of which 2,000,000 Series A Preferred Shares and 40,000 Series B Preferred Shares were issued and outstanding and no Series C Participating Preferred Shares were issued or outstanding as of the same time. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “—Shareholder Protection Rights Agreement” for additional details.
On March 24, 2025, Toro, in its capacity as our sole shareholder, authorized our Board to effect one or more reverse stock splits of our Common Shares issued and outstanding at the time of the reverse stock split at a ratio of between one-for-two and one-for-five hundred shares, and in the aggregate, of not more than one-for-five hundred, inclusive. Our Board may determine, in its sole discretion, and without any prior further shareholder approval whether to implement any reverse stock split by filing with the Registrar of Corporations of the Republic of the Marshall Islands an amendment to our Articles of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the Company’s annual meeting of shareholders in 2029. This authorization was intended to provide us the means to maintain compliance with the continued listing requirements of Nasdaq, and in particular the minimum bid price requirement, if required, as well as to realize certain beneficial effects of a higher trading price for our Common Shares, including the ability to appeal to certain investors and potentially increased trading liquidity under appropriate circumstances.
On December 24, 2025, we effected a 1-for-5 reverse stock split of our Common Shares and on July 9, 2026, we effected a 1-for-15 reverse split of our Common Shares, in each case without any change in the number of authorized Common Shares. These reverse stock splits represent a cumulative ratio of 1-for-75. Accordingly, the existing authorization permits our Board to effect one or more further reverse stock splits at a cumulative ratio of up to approximately 1-for-6.67 without further shareholder action. Any further authorization must be granted by our shareholders at a meeting or by written consent in accordance with our Articles of Incorporation. See “—Actions by shareholders.” Any reverse stock split would also be subject to the Nasdaq limitations described under “Risk Factors—We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.”
Description of the Common Shares
Holders of Common Shares do not have conversion, sinking fund, redemption or pre-emptive rights to subscribe to any of our securities. There are no restrictions under Marshall Islands law on the transferability of our Common Shares. The rights, preferences and privileges of holders of our Common Shares are subject to the rights of the holders of any preferred shares, which we have issued in the past or which we may issue in the future.
Our Common Shares have the following characteristics:
•
Voting Rights. Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote and serve for three-year terms. There is no provision for cumulative voting. Our Common Shares and Series B Preferred Shares vote together with the Common Shares as a single class on most matters submitted to a vote of shareholders of the Company, though our Articles of Incorporation provide for a separate vote of the Series B Preferred Shares for certain matters adversely impacting the rights and preferences of such shares. The Series B Preferred Shares have 100,000 votes per share and currently have a controlling vote over all matters put to a vote of the Company’s shareholders on which they are entitled to vote together with the Common Shares as a single class.
•
Dividend Rights. Subject to the preferences applicable to any outstanding preferred shares, including the Series A Preferred Shares, holders of Common Shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends.

•
Liquidation Rights. Upon our dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment in full of all amounts required to be paid to creditors and holders of preferred shares having liquidation preferences, including the Series A Preferred Shares, the holders of our Common Shares are entitled to receive pro rata our remaining assets available for distribution.

•
Limitations on Ownership. Under Marshall Islands law generally and our Articles of Incorporation, there are no limitations on the right of persons who are not citizens or residents of the Marshall Islands to hold or vote our Common Shares.

Preferred Shares
Our Articles of Incorporation authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Description of the Series A Preferred Shares
The number of designated Series A Preferred Shares initially is 2,000,000 and the “stated amount” per Series A Preferred Share is $25.00. We have issued all Series A Preferred Shares to Toro. The Series A Preferred Shares have the following characteristics:
•
Ranking. With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up, the Series A Preferred shares rank (i) senior to our Common Shares, the Series B Preferred Shares and any class or series of our stock that ranks junior to the Series A Preferred Shares in the payment of dividends or in the distribution of assets upon our liquidation, dissolution or winding up (together with our common stock, “Junior Stock”); (ii) senior to or on a parity with the Series C Preferred Shares and each other series of our preferred shares we may issue with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness and other non-equity claims on us.

•
Dividends. Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by our Board, but only out of funds legally available therefor, cumulative cash dividends at the Annual Rate and no more, or, at our election, PIK Shares for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2025 (each, a “Dividend Payment Date”), with respect to the Dividend Period ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 days preceding such Dividend Payment Date fixed for that purpose by our Board (or a duly authorized committee of the Board) in advance of payment of each particular dividend. The amount of the dividend per Series A Preferred Share for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Annual Rate” means 1.00% per annum of the stated amount.

“Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of the Series A Preferred Shares shall commence on (and include) the Issue Date.
“Issue Date” means the Distribution Date.
•
Restrictions on Dividends, Redemption and Repurchases. So long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. “Accrued Dividends” means, with respect to Series A Preferred Shares, an amount computed at the Annual Rate from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

So long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (ii) through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that rank junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.
•
Redemption. The Series A Preferred Shares are perpetual and have no maturity date. We may, at our option, at any time thirty percent or less of the Series A Preferred Shares remain outstanding, redeem the Series A Preferred Shares in whole or in part, at a cash redemption price equal to the stated amount, together with an amount equal to all Accrued Dividends to, but excluding, the redemption date.

•
Conversion Rights. The Series A Preferred Shares are convertible, at their holder’s option, to Common Shares, in whole or in part but not in an amount of less than 40,000 Series A Preferred Shares, at any time and from time to time from and after April 14, 2027, the second anniversary of the Issue Date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the VWAP of our Common Shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of Common Shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. Toro will have registration rights in relation to the Common Shares issued upon conversion. See “Major Shareholders and Related Party Transactions—Contribution and Spin-Off Distribution Agreement” in the Annual Report. The Series A Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of our assets may be made to or set aside for the holders of any Junior Stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($25.00), together with an amount equal to all Accrued Dividends to the date of payment whether or not earned or declared (the “Liquidation Preference”). If the Liquidation Preference has been paid in full to all holders of Series A Preferred Shares and all holders of any class or series of our stock that ranks on a parity with Series A Preferred Shares in the distribution of assets on liquidation, dissolution or winding up of the Company, the holders of Junior Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.
•	Voting Rights. Except as indicated below or otherwise required by law, the holders of the Series A Preferred Shares do not have any voting rights.
•
Right to Elect Directors on Nonpayment of Dividends. If and whenever dividends payable on Series A Preferred Shares or any class or series of our stock that ranks on a parity with the Series A Preferred Shares in the payment of dividends (“Dividend Parity Stock”) having voting rights equivalent to those described in this paragraph (“Voting Parity Stock”) have not been declared and paid (or, in the case of Series A Preferred Shares and Voting Parity Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly Dividend Periods or their equivalent (whether or not consecutive) (a “Nonpayment Event”), the number of directors then constituting our Board shall be automatically increased by (i) one, if at such time the Board consists of eight or fewer directors or (ii) two, if at such time the Board consists of nine or more directors, and the holders of Series A Preferred Shares, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the additional director or two directors, as the case may be (the “Preferred Share Directors”); provided that our Board shall at no time include more than two Preferred Share Directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred shares are entitled to elect pursuant to like voting rights). When (i) Accrued Dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Shares after a Nonpayment Event, and (ii) the rights of holders of any Voting Parity Stock to participate in electing the Preferred Share Directors shall have ceased, the right of holders of the Series A Preferred Shares to participate in the election of Preferred Share Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Share Directors shall forthwith terminate, and the number of directors constituting our Board shall automatically be reduced accordingly. Any Preferred Share Director may be removed at any time without cause by the holders of record of a majority of the outstanding Series A Preferred Shares and Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective stated amounts). The Preferred Share Directors shall each be entitled to one vote per director on any matter that shall come before our Board for a vote.

•
Other Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the creation or issuance of Series C Participating Preferred Shares of the Company substantially in the form approved by the Board in connection with the Shareholder Protection Rights Agreement.
•
No Preemptive Rights; No Sinking Fund. Holders of the Series A Preferred Shares do not have any preemptive rights. The Series A Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

•	Transferability. The Series A Preferred Shares will not be transferable without the approval of our Board.
Description of the Series B Preferred Shares
On April 14, 2025, we issued all of our 40,000 authorized Series B Preferred Shares to Pelagos. Pelagos is a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and Toro’s Chairman and Chief Executive Officer. As a result, we are controlled by Pelagos and it may be more difficult to effect a change of control of us.
The Series B Preferred Shares have the following characteristics:
•	Conversion. The Series B Preferred Shares are not convertible into Common Shares.
•
Distributions. In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and be issued in an equivalent number to our Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.

•
Voting. Each Series B Preferred Share has the voting power of 100,000 Common Shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in us following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by the Board and included as an exhibit to this registration statement, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of Common Shares pursuant to and in accordance with the Shareholder Protection Rights Agreement. The Series B Preferred Shares vote together with Common Shares as a single class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

•
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as and pari passu with the Common Shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Description of the Series C Participating Preferred Shares
As of the date of this registration statement, no Series C Participating Preferred Shares were issued in connection with our Rights Agreement (as defined below). See “—Shareholder Protection Rights Agreement”. If issued, the Series C Participating Preferred Shares will, among other things:
•	not be redeemable;

•
entitle holders to dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our Common Shares or a subdivision of our outstanding Common Shares (by reclassification or otherwise), declared on our Common Shares; and

•	entitle holders to 1,000 votes per Series C Participating Preferred Share on all matters submitted to a vote of the shareholders of the Company.
Each one one-thousandth of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one Common Share.
Shareholder Protection Rights Agreement
On April 14, 2025, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding Common Share and adopted a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) which was entered into between the Company and Broadridge Corporate Issuer Solutions, LLC, as rights agent (the “Rights Agent”). Each Right entitles the holder to purchase from the Company, for $22.00 ($1,650 adjusted for subsequent reverse stock splits), one Common Share (or one one-thousandth of a share of Series C Participating Preferred Shares) and will become exercisable following the earlier of (i) the tenth business day (or other date designated by resolution of the Board) after any person other than our Chairman and Chief Executive Officer, Petros Panagiotidis, or Mr. Panagiotidis’ controlled affiliates commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the Common Shares or (ii) the date of the “Flip-in” Trigger, as defined below. For additional details, see the Rights Agreement included as an exhibit to this registration statement.
The rights plan adopted under the Rights Agreement and the Rights have the following characteristics:
•
Distribution and Transfer of the Rights. Our Board will declare a dividend of one Right for each share of our Common Shares outstanding. Prior to the Separation Time referred to below, the Rights will be evidenced by and trade with our Common Shares and will not be exercisable. After the Separation Time, we will cause the Rights Agent to mail Rights certificates to shareholders and the Rights will trade independent of the Common Shares. New Rights will accompany any new Common Shares of the Company issued after the Distribution until the Separation Time.

•
Separation Time. Rights will separate from our Common Shares and become exercisable following the earlier of (i) the tenth (10) business day (or other date designated by resolution of the Board) after any person (other than Mr. Panagiotidis or his controlled affiliates) commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the Common Shares or (ii) the date of the “Flip-in” Trigger.

•
Exercise of the Rights. On or after the Separation Time, each Right will initially entitle the holder to purchase, for $22.00 ($1,650 adjusted for subsequent reverse stock splits) (the “Exercise Price”), one Common Share (or one one-thousandth of a share of Series C Participating Preferred Shares, such portion of a Series C Participating Preferred Share being designed to give the shareholder approximately the same dividend, voting and liquidation rights as would one common share). Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

•
“Flip-in” Trigger. Upon public announcement by the Company that any person other than Mr. Panagiotidis or his controlled affiliates (an “Acquiring Person”) has acquired 15% or more of our outstanding Common Shares:

i.	Rights owned by the Acquiring Person or transferees thereof will automatically be void; and
ii.
each other Right will automatically become a right to buy, for the Exercise Price, that number of Common Shares of the Company (or equivalent fractional shares of Series C Participating Preferred Shares) having a market value of twice the Exercise Price.

•
“Flip-over” Trigger. After an Acquiring Person has become such, (i) the Company may not consolidate or merge with any person, if the Company’s Board is controlled by the Acquiring Person or the Acquiring Person is the beneficial owner of 50% or more of the outstanding shares of our Common Shares, and the transaction is with the Acquiring Person or its affiliate or associate or the shares owned by the Acquiring

Person are treated differently from those of other shareholders, and (ii) the Company may not sell 50% or more of its assets if the Company’s Board is controlled by the Acquiring Person unless in either case proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of Common Shares of such other person having a market value of twice the Exercise Price.
•	Redemption. The Rights may be redeemed by the Board, at any time until a “Flip-in” Trigger has occurred, at a redemption price of $0.001 per Right.
•
Power to Amend. Our Board may amend the Rights Agreement in any respect until a “Flip-in” Trigger has occurred. Thereafter, our Board may amend the Rights Agreement in any respect not materially adverse to Rights holders generally.

•	Expiration. The Rights will expire on April 14, 2035.
Furthermore, if any person (other than Mr. Panagiotidis or his controlled affiliates) acquires between 15% and 50% of our outstanding Common Shares, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one Common Share of the Company (or one one-thousandth of a share of Series C Participating Preferred Shares). The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust its Common Shares that would be distributable to shareholders (excluding the Acquiring Person) in the event this exchange option is implemented.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Shares or are reportable for purposes of Regulation 13D of the Exchange Act, as amended, are treated as beneficial ownership of the number of our Common Shares equivalent to the economic exposure created by the derivative position, to the extent our actual Common Shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
The Rights Agreement “grandfathers” the current level of ownership of persons who, prior to the date of the Rights Agreement, beneficially owned 15% or more of our outstanding Common Shares, so long as they do not purchase additional shares in excess of certain limitations. Such provisions also “grandfather” our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
The foregoing description of the Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Rights Agreement, which is included as an exhibit to this Registration Statement.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. Cumulative voting is prohibited.
Our Articles of Incorporation require our Board to consist of at least one member. Our Board currently consists of three members.
Our Board is elected annually on a staggered basis, and each director holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The current term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2029 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2027 annual meeting of shareholders, and our Class C directors will serve for a term expiring at the 2028 annual meeting of shareholders.
Our Board has the authority to fix the amounts which shall be payable to the members of the Board for attendance at any meeting or for services as a director rendered to us.

Shareholder Meetings
The time and place of our annual meeting of shareholders is determined by our Board. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes permitted under applicable law (i) at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of the Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law.
Exclusive Forum
Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any claim arising under the Securities Act or Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company, shall be deemed to have notice of and consented to this exclusive forum provision.
The exclusive forum provision in our Bylaws will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Common Shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws
Several provisions of our Articles of Incorporation and Bylaws which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay, or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest, or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.
Blank check preferred stock. Under the terms of our Articles of Incorporation, our Board has authority, without any further vote or action by our shareholders, to issue up to one hundred million (100,000,000) shares of blank check preferred stock. Our Board may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of us or the removal of our management.

Election and removal of directors. Our Articles of Incorporation prohibit cumulative voting in the election of directors. Our Bylaws require parties other than the Board to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of a majority of the votes cast by the holders of shares of our capital stock entitled to vote thereon or by a majority of the members of our board of directors or without cause upon the affirmative vote of a majority of the votes cast by the holders of shares of our capital stock entitled to vote thereon. These provisions may discourage, delay or prevent the removal of incumbent directors.
Actions by shareholders. Our Bylaws provide that, unless otherwise prescribed by law, special meetings of our shareholders (i) may only be called by our Chairperson, Chief Executive Officer or President, or a majority of our Board, and (ii) shall be called for any purpose or purposes permitted under applicable law by the Secretary upon receipt by the Secretary of a written request (a “Special Meeting Request”) by one or more shareholders (“Requesting Shareholder”, and such proposed special meeting a “Shareholder Requested Special Meeting”) who, as of the date of the Secretary’s receipt of the Special Meeting Request, beneficially own capital stock of the Company representing a majority of the votes eligible to be cast by holders of shares of capital stock issued and outstanding and entitled to vote on the matter or matters to be brought before the Shareholder Requested Special Meeting (the “Special Meeting Requisite Percentage”); provided, however, that a Shareholder Requested Special Meeting shall be called by the Secretary only if the Special Meeting Request complies with the requirements set forth in this Section 3, Article II of our Bylaws.
Notwithstanding the foregoing, our Articles of Incorporation and our Bylaws also permit shareholder action to be taken without a meeting, without prior notice and without a vote, by written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, which written consent right may permit shareholders holding a majority of our voting stock to take significant corporate action. Accordingly, holders of a majority of our voting power may be able to take significant corporate actions without a meeting or prior notice to other shareholders, although certain actions require a greater vote or must be approved at a shareholder meeting.
Advance notice requirements for shareholder proposals and director nominations. Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified Board of Directors. Our Articles of Incorporation provide for the division of our Board into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms beginning on the expiration of the initial term for each class. Accordingly, approximately one-third of our Board will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board from removing a majority of our Board for two years.
Business Combinations with Interested Shareholders. Our Articles of Incorporation also prohibit any Interested Shareholder from engaging in a Business Combination (as defined in our Articles of Incorporation) with us within three years after the owner acquired such ownership, except where:
•	prior to such time, our Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
•
upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty-five percent (85%) of the outstanding Common Shares of the Company at the time the transaction commenced, excluding for purposes of determining the number of Common Shares outstanding those shares or equity interests owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares or equity interests held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the Business Combination is approved by our Board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the Voting Power of the outstanding Voting Shares of the Company that are not owned by the Interested Shareholder.

The foregoing restrictions shall not apply if:
•
A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares or equity interests so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•
the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of our Board; and (iii) is approved or not opposed by a majority of the members of our Board then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

○	a merger or consolidation of the Company (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Company is required);
○
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to fifty percent (50%) or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding Common Shares of the Company; or

○	a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding Common Shares of the Company.
For purposes of the foregoing:
•
“Interested Shareholder” means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (i) is the owner of 15% or more of the outstanding Common Shares of the Company, or (ii) is an affiliate or associate of the Company and was the owner of fifteen percent (15%) or more of the outstanding Common Shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional Common Shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the Common Shares of the Company deemed to be outstanding shall include Common Shares deemed to be owned by the person, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. Notwithstanding the foregoing, none of Petros Panagiotidis or his affiliates and associates shall be considered an Interested Shareholder;

•
“Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have; and

•
“Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity.

Registrar and Transfer Agent
The registrar and transfer agent for our Common Shares is Broadridge Corporate Issuer Solutions, LLC.
Listing
Our Common Shares are listed on Nasdaq under the symbol “RBNE.”

DESCRIPTION OF THE SECURITIES WE ARE OFFERING
We are offering Units, each Unit consisting of one Common Share and one Warrant to purchase one Common Share. We are also offering to each purchaser whose purchase of Common Shares in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Units containing Pre-funded Warrants in lieu of the Common Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares. For each Unit including a Pre-funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a Common Share we are offering will be decreased on a one-for-one basis. Because one Warrant is being sold together in this offering with each Common Share or, in the alternative, each Pre-funded Warrant to purchase one Common Share, the number of Warrants sold in this offering will not change as a result of a change in the mix of the Common Shares and Pre-funded Warrants sold.
The Units have no standalone rights and will not be certificated or issued as standalone securities. The Common Shares or Pre-funded Warrants and Warrants comprising the Units are immediately separable and will be issued separately in this offering.
Common Shares
Please see the section titled “Description of Capital Stock” in this prospectus for a description of the material terms of our Common Shares and our Articles of Incorporation and Bylaws. The Common Shares sold in this offering include preferred stock purchase rights that trade with the Common Shares.
Warrants
The following summary of certain terms and provisions of the Warrants included in the Units that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Warrant for a complete description of the terms and conditions of the Warrants.
Duration, Exercise Price and Form
Each Warrant will have an initial exercise price of $  per share, which equals 100% of the public offering price per Unit. The Warrants will be immediately exercisable upon issuance and will expire one (1) year after the original issuance date. The exercise price for the Warrants will be adjusted downward (each, a “Reset Price”) on the 2nd and 5th trading day (each, a “Reset Date”) following the closing of this offering to the price that is equal to 70% and 50%, respectively, of the initial exercise price, provided that in no event will the exercise price be reduced on a Reset Date below a floor price of $   . If the exercise price is so adjusted on a Reset Date, the number of Common Shares underlying the Warrants will also be proportionally increased on each such Reset Date so that the applicable Reset Price multiplied by the increased number of Common Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The exercise price and number of Common Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares.
The Warrants will be issued separately from the Common Shares or the Pre-funded Warrants, as applicable, and may be transferred separately immediately thereafter. The Warrants will be issued in certificated form.
Exercisability
The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% of the outstanding Common Shares (or at the election of a holder prior to the date of issuance, 9.99%) immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares after exercising the holder’s Warrants up to 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Cashless Exercise
If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Warrant.
Zero Cash Exercise
A holder of Warrants may also provide notice and elect to exercise the Warrant by way of a zero cash exercise option pursuant to which they would receive, for no additional cash consideration, an aggregate number of shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Warrant and (y) 2.0.
Fundamental Transactions
In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization, or reclassification of our Common Shares, the sale, transfer, or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Warrants will be entitled to receive, upon exercise of the Warrants, the kind and amount of securities, cash, or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Additionally, if the Company is not the surviving entity, the successor entity will be required to assume the obligations of the Company under the Warrants, and, at the option of the holder, deliver a security of equivalent value exercisable for shares of the successor entity (or its parent) in a manner that protects the economic value of the Warrants immediately prior to the fundamental transaction.
Transferability
Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.
Fractional Shares
No fractional Common Shares will be issued upon the exercise of the Warrants. Rather, the number of Common Shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Trading Market
There is no established trading market for the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited. The Common Shares issuable upon exercise of the Warrants are currently listed on Nasdaq.
Rights as a Shareholder
Except as otherwise provided in the Warrants or by virtue of the holders’ ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until such Warrant holders exercise their Warrants.
Form of Warrant
The Warrants will be issued in certificated form as individual warrant agreements to the investors.
Pre-Funded Warrants
The following summary of certain terms and provisions of the Pre-funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Warrant for a complete description of the terms and conditions of the Pre-funded Warrants.

Duration, Exercise Price and Form
Each Pre-funded Warrant offered hereby will have an initial exercise price per share equal to $0.001. The Pre-funded Warrants will be immediately exercisable and will not expire until exercised in full. The exercise price and number of Common Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares. The Pre-funded Warrants will be issued in certificated form.
Exercisability
The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Pre-funded Warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Shares immediately after exercise, except that upon notice from the holder to us, the holder may increase or decrease the beneficial ownership limitation in the holder’s Pre-funded Warrants up to 9.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us.
Cashless Exercise
At the time a holder exercises its Pre-funded Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Pre-funded Warrant.
Transferability
Subject to applicable laws, a Pre-funded Warrant may be transferred at the option of the holder upon surrender of the Pre-funded Warrant to us together with the appropriate instruments of transfer.
Fractional Shares
No fractional Common Shares will be issued upon the exercise of the Pre-funded Warrants. Rather, the number of Common Shares to be issued will be rounded up to the nearest whole number.
Trading Market
There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-funded Warrants will be limited.
Right as a Shareholder
Except as otherwise provided in the Pre-funded Warrants or by virtue of such holder’s ownership of Common Shares, the holders of the Pre-funded Warrants do not have the rights or privileges of holders of our Common Shares with respect to the Common Shares underlying the Pre-funded Warrants, including any voting rights, until they exercise their Pre-funded Warrants. The Pre-funded Warrants will provide that holders have the right to participate in distributions or dividends paid on our common stock.
Fundamental Transaction
In the event of a fundamental transaction, as described in the Pre-funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Pre-funded Warrants will be entitled to receive upon exercise of the Pre-funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction.
Form of Pre-Funded Warrants
The Pre-funded Warrants will be issued in certificated form as individual warrant agreements to the investors.

TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Units consisting of one Common Share and one Warrant (or one Pre-funded Warrant and one Warrant) as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Units that is treated for U.S. federal income tax purposes as:
•	an individual citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders are described below under the heading “—U.S. Federal Income Taxation of Non-U.S. Holders.”
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Units through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Units, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.
This summary is based on the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our Units as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•	financial institutions or “financial services entities”;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 10% or more (by vote or value) of our shares;
•	persons that own shares through an “applicable partnership interest”;
•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our Units as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.
This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S., non-Marshall Islands tax laws.
We have not sought, nor do we intend to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.
Because of the complexity of the tax laws and because the tax consequences to any particular holder of our Units may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our Units, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to collectively as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income” or USSGTI.
Shipping income attributable to transportation that both begins and ends in the United States is U.S. source income. We are not permitted by law to engage in such transportation and thus will not earn income that is considered to be 100% derived from sources within the United States.
Shipping income attributable to transportation between non-U.S. ports is considered to be derived from sources outside the United States. Such income is not subject to U.S. tax.
If not exempt from tax under Section 883 of the Code, our USSGTI would be subject to a tax of 4% without allowance for any deductions (“the 4% tax”) as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% tax on our USSGTI if:
1.	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and
2.	either
a.
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual is a “qualified shareholder” and collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

b.
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly Traded Test”.

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% tax on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.

Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we will satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we can satisfy the Publicly Traded Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the U.S. or in a qualified foreign country”. To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our Common Shares, which are traded on Nasdaq, are expected to meet the test of being “primarily traded”.
To be “regularly traded,” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and more than 50% of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our Common Shares are listed on Nasdaq, but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, will not be listed. Thus, based on a strict reading of the vote and value test described above, our stock is not expected to be “regularly traded”.
Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock (“5% Stockholders”), which we refer to as the “5% Override Rule”. In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year.
Due to our capital structure and other factual circumstances beyond our control, there is uncertainty at to whether we will satisfy the Publicly Traded Test, and therefore whether we will qualify for the exemption from the 4% tax under Section 883 of the Code. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any taxable year.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% tax.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
USSGTI would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all our USSGTI is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor do we intend to have or permit circumstances that would result in us having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
The following is a summary of the material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our Common Shares, Pre-funded Warrants and Warrants.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for United States federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for United States federal income tax purposes as the acquisition of one Common Share or one Pre-funded Warrant and one Warrant. For United States federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the Common Share or Pre-funded Warrant and Warrant based on the relative fair market value of each at the time of issuance. Under United States federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each Common Share or Pre-funded Warrant and each Warrant should be the shareholder’s tax basis in such Common Share or Pre-funded Warrant and each Warrant, as the case may be. Any disposition of a Unit should be treated for United States federal income tax purposes as a disposition of the Common Share or Pre-funded Warrant and Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the Common Share or Pre-funded Warrant and Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances). The separation of the Common Share or Pre-funded Warrant and the Warrant comprising a Unit should not be a taxable event for United States federal income tax purposes.
The foregoing treatment of the Common Shares, Pre-funded Warrants and Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for United States federal income tax purposes.
Tax Treatment of the Pre-Funded Warrants
We believe that our Pre-funded Warrants should be treated as shares of our Common Shares for United States federal income tax purposes, rather than warrants. Assuming this position is upheld, no gain or loss should be recognized upon the exercise of a Pre-funded Warrant and, upon exercise, the holding period of a Pre-funded Warrant should carry over to the Common Share received. Similarly, the tax basis of a Pre-funded Warrant should carry over to the Common Share received upon exercise, increased by the exercise price of $0.001 per share. However, our position is not binding on the IRS and the IRS may treat the Pre-funded Warrants as warrants to acquire our Common Shares. You should consult your tax advisor regarding the United States federal tax consequences of an investment in the Pre-funded Warrants. The following discussion assumes our Pre-funded Warrants are properly treated as our Common Shares.

Distributions on Common Shares
Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our Common Shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his Common Shares on a dollar-for-dollar basis and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat the distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Common Shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our Common Shares to a U.S. Holder who is an individual, trust or estate who is an individual, trust or estate (each, a “U.S. Individual Holder”) will generally be treated as ordinary income. If you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that (a) in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States and (b) we were not, in the year prior to the year the distribution is made, and are not, in the year that the distribution is made, a PFIC as defined for U.S. federal income tax purposes. Although our Common Shares are listed on Nasdaq, there can be no assurance that we will not be treated as a PFIC in a future taxable year. Therefore, dividends paid on our Common Shares may not be treated as qualified dividend income.
Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in our stock with respect to which the dividend was paid or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in our stock with respect to which the dividend was paid. If we pay an “extraordinary dividend” on our Common Shares that is treated as qualified dividend income (as discussed above), then any loss derived by a U.S. Individual Holder from the sale or exchange of such Common Shares will be treated as long-term capital loss to the extent of such dividend regardless of such holder’s holding period in such share.
Sale, Exchange or other Disposition of Common Shares or Warrants
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Common Shares or Warrants in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such Common Shares or Warrants. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares or Warrants is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Exercise of Warrants
Neither we nor a U.S. Holder of a Warrant will recognize gain or loss as a result of the U.S. Holder’s receipt of our Common Shares upon exercise of a Warrant. A U.S. Holder’s adjusted tax basis in the Common Shares received will be an amount equal to the sum of (i) the U.S. Holder’s adjusted tax basis in the Warrant exercised and (ii) the amount of the exercise price for the Warrant. If the Warrants lapse without being exercised, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder’s adjusted tax basis in the Warrants. A U.S. Holder’s holding period for Common Shares received upon exercise of a Warrant will commence on the date the Warrant is exercised.
Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “—Distributions on Common Shares” above).
Expiration of Warrants without Exercise
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
U.S. Holders of our Warrants should also carefully review “—Passive Foreign Investment Company Status” below, as a U.S. Holder generally will not be able to make a “mark-to-market” or QEF election with respect to the Warrants if we are a PFIC.
Passive Foreign Investment Company Status
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our Common Shares, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC, and such vessel will be treated as an asset which produces or is held for the production of “passive income”. On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income”.
In addition, for purposes of the PFIC “asset” test described above, cash and other current assets readily convertible into cash (“Cash Assets”) are considered to be assets that produce passive income.
Based on our current assets and activities, we do not believe that we will be a PFIC for the 2026 taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities and our positions in cash and other “passive” assets during each taxable year. In addition, we cannot assure you that the nature of our operations will not change in the future. Therefore, there can be no assurance that we will not be treated as a PFIC in a future taxable year.
Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and voyage chartering activities and pool arrangements of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, particularly the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund” (a “QEF Election”). As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Common Shares (a “Mark-to-Market Election”), as discussed below. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “—Taxation of U.S. Holders Not Making a Timely QEF or ”Mark-to-Market“ Election”.
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company. If you are a U.S. Holder who holds our Common Shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax adviser.
The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Common Shares and will not be taxed again when distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
A QEF Election will not be available with respect to Warrants. The availability of a QEF Election with respect to the Pre-funded Warrants is unclear, and depends upon whether the Pre-funded Warrants are treated as outstanding common stock for U.S. federal income tax purposes.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our Common Shares are traded on Nasdaq, as they currently are and as they may continue to be, our Common Shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFICs are themselves “marketable”. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Common Shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisers in this regard.
A U.S. Holder who makes a timely Mark-to-Market Election with respect to the Common Shares would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the Common Shares, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the Common Shares. A U.S. Holder’s tax basis in his Common Shares would be adjusted to reflect any income or loss amount recognized pursuant to the Mark-to-Market Election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the Common Shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the Common Shares. A Mark-to-Market Election will not be available with respect to the Warrants. The availability of a Mark-to-Market Election with respect to the Pre-funded Warrants is unclear, and depends upon whether the Pre-funded Warrants are treated as outstanding common stock, and of the same class as our Common Shares, for U.S. federal income tax purposes.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, a U.S. Holder who does not make timely a QEF Election or a timely Mark-to-Market Election with respect to its Common Shares or Pre-funded Warrants, or is holding Warrants, or a U.S. Holder whose QEF Election is invalidated or terminated (each, a “Non-Electing Holder”), would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Common Shares, Pre-funded Warrants or Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Common Shares, Pre-funded Warrants or Warrants), and (2) any gain realized on the sale, exchange, redemption or other disposition of the Common Shares, Pre-funded Warrants or Warrants.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Common Shares, Pre-funded Warrants or Warrants;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “—Distributions on Common Shares”.
If a Non-Electing Holder who is an individual dies while owning the Common Shares, Pre-funded Warrants or Warrants, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the Common Shares.
Shareholder Reporting
A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.
Unearned Income Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of Common Shares, Pre-funded Warrants or Warrants. U.S. Holders are encouraged to consult their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our Common Shares, Pre-funded Warrants and Warrants.
U.S. Federal Income Taxation of “Non-U.S. Holders”
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our Common Shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. To the extent that dividends are effectively connected income, if the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment (or a fixed base) maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares, Pre-funded Warrants or Warrants
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Common Shares, Pre-funded Warrants or Warrants, unless:
•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment (or fixed base) maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the Common Shares, including dividends and the gain from the sale, exchange or other disposition of the Common Shares, Pre-funded Warrants or Warrants that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
A Non-U.S. Holder will generally not be subject to United States federal income tax upon the exercise or lapse of our Warrants.
Backup Withholding and Information Reporting
If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Common Shares or Warrants effected at a United States office of a broker.
Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Common Shares or Warrants effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of Common Shares or Warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
Other Tax Considerations
In addition to the income tax consequences discussed above, we may be subject to tax, including tonnage taxes, in one or more other jurisdictions where we conduct activities. All our vessel-owning subsidiaries are subject to tonnage taxes. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any tonnage tax imposed upon our operations may be material.

Marshall Islands Tax Consequences
The following represents the opinion of our Marshall Islands counsel, Seward & Kissel LLP, and is a summary of the material Marshall Islands tax consequences of the ownership and disposition of our Units.
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our Common Shares or Warrants that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our Common Shares or Warrants.

UNDERWRITING
We are offering our Units described in this prospectus through Maxim acting as sole book-running manager. We will enter into an underwriting agreement with Maxim. Subject to the terms and conditions of the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter the number of Units set forth opposite its name below:

Underwriter	Number of Units Consisting of One Common Share and One Warrant	Number of Units Consisting of One Pre-Funded Warrant and One Warrant
Maxim Group LLC
Total

The underwriting agreement provides that the Underwriter must buy all of the Units being sold in this offering if it buys any of them. However, the Underwriter is not required to take or pay for the securities covered by the Underwriter’s option to purchase additional shares as described below.
Our Units are offered subject to a number of conditions, including:
•	receipt and acceptance of our Common Shares issued as part of the Units by the Underwriter; and
•	the Underwriter’s right to reject orders in whole or in part.
We have been advised by Maxim that it intends to make a market in our Common Shares but that it is not obligated to do so and may discontinue making a market at any time without notice. In connection with this offering, the Underwriter may distribute prospectuses electronically.
Option to Purchase Additional Securities
We have granted the Underwriter an option exercisable within 45 days of the date of this prospectus to purchase from us up to    additional Common Shares at a price of $     per share and/or up to    Warrants at a purchase price of $   per Warrant, less the underwriting discounts and commissions in the case of the Common Shares, to cover over-allotments, if any. No underwriting discounts or commissions will be paid on any Warrants purchased pursuant to the Underwriter’s over-allotment option.
Underwriting Discount
Units sold by the Underwriter to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any Units sold by the Underwriter to securities dealers may be sold at a discount of up to $     per Unit from the public offering price. The Underwriter may offer the Units through one or more of its affiliates or selling agents. If all the Units are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the Units at the prices and upon the terms stated therein.
The following table provides information regarding the amount of the discounts and commissions to be paid to the Underwriter by us, before expenses, assuming both no exercise and full exercise of the over-allotment option and does not include the fees and expenses of the Underwriter:

	Per Unit including Common Shares	Per Unit including Pre- Funded Warrants	Total without Over- Allotment Option	Total with Over- Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

We have agreed to pay the Underwriter’s out-of-pocket accountable expenses, actually incurred, including the Underwriter’s legal fees, up to a maximum amount of $75,000 if this offering is completed and up to $25,000 if this offering is not completed.

We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $    . This amount includes the Underwriter’s expenses described above.
Tail Financing Payments
Upon closing of this offering, or if we terminate our engagement agreement with Maxim, other than for cause, then upon such termination, we subsequently complete any public or private financing any time during the 12 months after such termination with any investors contacted or introduced to the Company by Maxim, then Maxim shall be entitled to receive the same compensation for such offering as it would have been entitled to in connection with this offering.
Lock-Up Agreements
We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any of our Common Shares or other securities convertible into or exercisable or exchangeable for our Common Shares for 30 days after this offering is completed without the prior written consent of the Underwriter.
The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.
Indemnification
We have agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the Underwriter may be required to make in respect of those liabilities.
Stock Exchange
Our Common Shares are currently listed on Nasdaq under the symbol “RBNE”.
Determination of Offering Price and Exercise Price
The actual public offering price of the securities we are offering, and the exercise price of the Warrants and Pre-funded Warrants included in the Units that we are offering, were negotiated between us and the Underwriter based on the trading of our Common Shares prior to the offering, among other things. Other factors considered in determining the public offering price of the Units we are offering, as well as the exercise price of the Warrants included in the Units and Pre-funded Warrants that we are offering, include our history and prospects, the market price of our Common Shares on Nasdaq, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Electronic Distribution
A prospectus in electronic format may be made available on a website maintained by the Underwriter. In connection with the offering, the underwriter or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.
Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an Underwriter and should not be relied upon by investors.
Price Stabilization, Short Positions
In connection with this offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Common Shares during and after this offering, including:
•	stabilizing transactions;

•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than they are required to purchase in this offering and purchasing Common Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The Underwriter may close out any covered short position by either exercising its option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.
Naked short sales are short sales made in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of our Common Shares in the open market that could adversely affect investors who purchased in this offering.
The Underwriter also may impose a penalty bid. This occurs when a particular Underwriter repays to the underwriter a portion of the underwriting discount received by it because the Underwriter has repurchased shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.
These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result of these activities, the price of our Common Shares may be higher than the price that otherwise might exist in the open market. The Underwriter may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise. Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the Common Shares and Warrants. Neither we nor the Underwriter make any representation that the Underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.
Other Relationships and Affiliations
The Underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter acted as the sole placement agent or underwriter for each of our six registered offerings of our Common Shares in 2025 and our registered offering of Common Shares in July 2026, and as co-sales agent under our ATM offering agreement. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in these securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.
This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.
The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.
Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.
European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.
Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.
Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.
United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of our Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Shares in, from or otherwise involving the United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are a Marshall Islands corporation and our principal executive office is located outside of the United States in Cyprus.
Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors, or officers, judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.
EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding Underwriter fees, expected to be incurred in connection with the offer and sale of our securities. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Underwriter’s accountable expenses
Miscellaneous
Total	$

LEGAL MATTERS
The validity of the securities offered by this prospectus will be passed upon for us by Goodwin Procter LLP with respect to matters of U.S. federal law and New York law, and by Seward & Kissel LLP with respect to matters of Marshall Islands law. The Underwriter is being represented by Ellenoff Grossman & Schole LLP.
EXPERTS
The consolidated financial statements of Robin Energy Ltd. as of December 31, 2024 and 2025, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this prospectus by reference to Robin Energy Ltd. annual report on Form 20-F for the year ended December 31, 2025 have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the securities offered by this prospectus. For the purposes of this section, the term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the securities offered hereby. You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities.
We are required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.robinenergy.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.
As a foreign private issuer, we will be exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Directors and officers of foreign private issuers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies. However, our principal shareholders are not required to file Section 16(a) reports and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 and related rules with respect to their purchase and sales of our securities. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus.
This prospectus incorporates by reference the following documents:
•	Our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 10, 2026;
•	The description of the Common Shares contained in Exhibit 2.1 to the Annual Report, including any amendment or report filed for the purpose of updating such description; and
•	Our Current Reports on Form 6-K filed with the SEC on July 20, 2026, July 27, 2026 and September 23, 2026.
We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Copies of these documents also may be obtained on the “Investors” section of our website at www.robinenergy.com. The information contained on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Requests for such information should be made to us at the following address:
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
You should assume that the information appearing in this prospectus, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

   Units, Each Unit Consisting of One Common Share or One Pre-funded Warrant to

Purchase One Common Share

and One Class A Warrant to Purchase One Common Share

(and Common Shares Underlying the Pre-funded Warrants and Class A Warrants)

Robin Energy Ltd.
PRELIMINARY PROSPECTUS
Maxim Group LLC
    , 2026

PART II
Item 6.	Indemnification of Directors and Officers.
Article VIII of the Articles of Incorporation of Robin Energy Ltd. (the “Registrant”) provides as follows:
Section 8.1 No director shall be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same exists or may hereafter be amended. Any repeal or modification of this Article VIII shall not adversely affect any rights or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
Section 8.2 Any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the BCA. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. The Company shall pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Company hereunder existing immediately prior to the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.
Section 8.3 The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Company or is or was serving at the request of the Company as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Company would have the power to indemnify such person against such liability by law or under the provisions of these Articles of Incorporation.
Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.
Item 7.	Recent Sales of Unregistered Securities.
On April 14, 2025, in exchange for the contribution by Toro to the Company of (i) Toro’s Handysize tanker-owning subsidiary and an additional subsidiary, formerly owning the M/T Wonder Formosa and (ii) $10,356,450 in cash for additional working capital, the Company issued (x) all of its then issued and outstanding shares of common stock, and 2,000,000 Series A Preferred Shares to Toro, and (ii) 40,000 Series B Preferred Shares, to Pelagos, all in conjunction with the Spin-Off. These issuances were each exempt from registration as a transaction not involving an offering in the United States under Regulation S of the Securities Act.
Item 8.	Exhibits and Financial Statement Schedules.
(a)	The following exhibits are included in this registration statement on Form F-1:
Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 1.1 to Robin’s annual report on Form 20-F filed with the SEC on April 10, 2026)
3.2	Articles of Amendment, dated July 8, 2026, to Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed with the SEC on July 10, 2026)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 1.2 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)
3.4
Statement of Designations of the Rights, Preferences and Privileges of the 1.00% Series A Cumulative Convertible Perpetual Preferred Shares (incorporated by reference to Exhibit 1.3 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)

3.5
Statement of Designations of the Rights, Preferences and Privileges of the Series B Perpetual Preferred Shares (incorporated by reference to Exhibit 1.4 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)

3.6
Statement of Designations of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares (incorporated by reference to Exhibit 1.5 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)

Exhibit No.	Description
4.1	Form of Common Share Certificate (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed with the SEC on July 10, 2026)
4.2*	Form of Pre-funded Warrant
4.3*	Form of Class A Common Share Purchase Warrant
5.1*	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company
5.2*	Opinion of Goodwin Procter LLP, United States counsel to the Company
10.1
Shareholder Protection Rights Agreement by and between Robin and Broadridge Corporate Issuer Solutions, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)

10.2
Master Management Agreement by and among Robin, its ship-owning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)

10.3	Contribution and Spin-Off Distribution Agreement between Robin and Toro Corp. (incorporated by reference to Exhibit 4.2 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025)
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.).
23.2*	Consent of Seward & Kissel LLP (included in Exhibit 5.1 hereto)
23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.2 hereto)
24.1*	Powers of Attorney (included in the signature page hereto)
107*	Filing Fee Table

*	To be filed by amendment.
Item 9.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Limassol, Cyprus on the    day of    , 2026.

ROBIN ENERGY LTD.

By:
	Name:	Petros Panagiotidis
	Title:	Chairman and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Petros Panagiotidis, with full power to act alone, his or her true lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on    , 2026.

Chairman and Chief Executive Officer
Petros Panagiotidis

Chief Financial Officer
Theologos Pagiaslis

Director
Dionysios Makris

Director
John Paul Syriopoulos

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on     , 2026.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States